

OFFERING MEMORANDUM

facilitated by



Gut-friendly Bread LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Gut-friendly Bread LLC
State of Organization	TX
Date of Formation	03/10/2021
Entity Type	Limited Liability Company
Street Address	9314 Sweetbrush Dr, Houston TX, 77064
Website Address	gutfriendlybread.com

(B) Directors and Officers of the Company

Key Person	Yasmin Cardenas Garcia
Position with the Company Title First Year	 Managing member 2021
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities. • **Inventory Manager** (Habitat for Humanity, January 04, 2016-present) Nonprofit retail store. Yasmin's responsibilities: managing inventory, customer issues, team issues, online sales, coverage.

Key Person	Jordan Garcia
Position with the Company Title First Year	 Managing member 2021
Other business experience (last three years)	• **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities. • **Car washer/detail** (Enterprise-Rent-a-car, April 04, 2019- February 04, 2020)- A rental car service providing above and beyond customer service, quality vehicles, and satisfied customers. Jordan's responsibilities: washing and detailing the vehicles to be placed onto the lot, keeping the lot full of available vehicles at all times, driving vehicles and people to the desired location, cleaning

maintenance of the store.

- **Security Officer** (Templar Security, February 20th, 2020-October 18th, 2020)- A military owned security company contracting members to the desired locations, and going above and beyond with service outside of security like paper pick up, and package handling. Jordan's responsibilities: patrolling neighborhoods providing peace of mind to the home owners, attending to small minor tasks at the request of the home owners to go above and beyond, monitoring the radio connections making sure everyone is in place, and responding properly to emergencies, getting to know the home owners personally, and keeping track of unfamiliar individuals.

- **Intern** Bread Man Baking Company, (October 01, 2020-December 18, 2020)- Houston Bakery owned by a Greek-American. Bread Man provides quality bread to customers with quality ingredients inspired from his home kitchen as a child. Jordan's responsibilities: Help package and separate bread according to its destination, cleaning the packing room, team member of the farmer's market team in Galveston and Urban Harvest.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Yasmin Cardenas Garcia	49%
Jordan Garcia	51%

(D) The Company's Business and Business Plan

Our Story

Gut-friendly Bread started in 2020 during the pandemic. I didn't know a thing about bread, or how to start a business. The only thing I had was a promise from God. That small seed is now growing into a beautiful tree.

- In 2020 I left school and got in with Bread Man Baking Co. as an intern where I learned how to run farmer's markets and wholesale.
- Through Sprouting grains and sourdough fermentation I make delicious easily digestible breads.
- Even though I left school and my dream of becoming a dietitian I couldn't be happier to follow the Lord. I still have a heart of a dietitian and it is the Lord's will for me to serve and make good quality breads and desserts that not only taste delicious, but are nourishing to the gut. This is something the Untied States desperately needs.
- At the beginning of this journey I couldn't make one loaf of bread, but God is always faithful! Jeremiah 29:11

The Team

Jordan Garcia , Co-owner/ Head Baker

My name is Jordan Garcia. I am a father, husband, baker, and founder of Gut-friendly Bread. I started Gut-friendly Bread before the pandemic as just an idea. Today I serve my customer base through home deliveries and the Tomball Farmer's market. With my experience in fermentation and food science I continue to expand the reach of gut-friendly breads and desserts and teach the people of America a more healthy way to enjoy our breads and sweets.

Yasmin Cardenas-Garcia , Co- owner

My name is Yasmin Cardenas-Garcia. I am a mother, wife, and co-founder of Gut-friendly Bread. The idea came through my husband, and my role started as a leap of faith to trust. I filled in the gaps to areas my husband could not finish alone, and focus on our online presence through social media. With my expertise with numbers I handle all the logistics of the company.

Our Menu:

Regular Sprouted:

This sprouted sourdough has simple ingredients of just flour, salt, water, and starter but carries amazing flavor and aroma from our blend of sprouted and ancient whole grains.

Cranberry & Walnut:

A good sourdough bread with a fan favorite combination of cranberries and walnuts.

Fruit-Sweetened Carrot Cake Bread:

Between the flavors of our ancients grains, spice blend, and whole fruits this carrot bread has no refined sugar and is the perfect choice to fulfill a sweet craving and nourish your gut.

Sprouted Sandwich:

This sandwich bread packs an amazing distinct sour tang for our sourdough lovers.

Chocolate Treats:

These alternate zero sugar chocolate chip cookies will satisfy that sweet tooth but still fill your stomach with essential vitamins and minerals coming from whole fruits and fortified yogurt. None of that bad stuff that will weigh you down.

Intended Use of Funds

As we are limited with how many markets we can attend due to raising children we want to use these funds to lease a place and expand into the wholesale market. As we continue to grow we want to hire a sales team to plant into even more markets so we can eventually plant ourselves into a brick and mortar.

Our Mission and Ethos

As a Christian-owned family business we have a desire to fill you physically, mentally, and emotionally through our love for God, and gut- friendly breads and desserts. We desire to share and teach that bread and desserts can still not only be enjoyed, but with the right ingredients and proper handling can improve your health mentally and physically.

- As business owners follow God into the business world it can be scary, but through our walk we hope to inspire others to walk with God in faith.
- Our flour comes from sprouted grains. Sprouted grains enhance nutrition, open up flavor, and degrade harmful substances like phytic acid.
- With my knowledge as a former dietitian student our dessert selection is carefully chosen to make healthy whole-food swaps to otherwise harmful ingredients.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	May 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Rent	$12,000	$18,000
Equipment	$18,000	$27,000
Accounting	$650	$975
Marketing	$1,500	$500
Supplies	$700	$1,000
Workshops (to improve skill)	$2,000	$3,000
Permits, services and repairs	$2,000	$3,925
Merchandise	$750	$2,000
Mainvest Compensation	$2,400	$3,600
TOTAL	$40,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	15.0 - 22.5%[2]
Payment Deadline	2027-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.4%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 15.0% and a maximum rate of 22.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	15.0%
$45,000	16.9%
$50,000	18.8%
$55,000	20.6%
$60,000	22.5%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Yasmin Cardenas Garcia	49%
Jordan Garcia	51%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Gut-friendly Bread was established in [February, 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$45,000	$49,500	$76,560	$80,388	$82,800
Cost of Goods Sold	$8,400	$9,240	$14,291	$15,005	$15,455
Gross Profit	$36,600	$40,260	$62,269	$65,383	$67,345
EXPENSES					
Rent	$8,000	$12,000	$12,000	$12,000	$12,000
Utilities	$2,200	$2,255	$2,311	$2,368	$2,427
Insurance	$600	$615	$630	$645	$661
Equipment Lease	$6,500	$0	$12,000	$0	$0
Repairs & Maintenance	$1,000	$1,025	$1,050	$1,076	$1,102
Legal & Professional Fees	$800	$820	$840	$861	$882
Operating Profit	$17,500	$23,545	$33,438	$48,433	$50,273

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has

never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V